UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR

13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

GIGCAPITAL, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Rights to Purchase Common Stock

(Title of Class of Securities)

37518N114

(CUSIP Number of Class of Securities)

Dr. Avi Katz

Executive Chairman, Secretary, President and Chief Executive Officer

GigCapital, Inc.

2479 E. Bayshore Rd., Suite 200

Palo Alto, CA 94303

(650) 276-7040

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jeffrey C. Selman, Esq.

Crowell & Moring LLP

3 Embarcadero Center, 26th Floor

San Francisco, CA 94111

(415) 365-7442

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,724,523.44	$1,911.25
*

Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of a total of 14,873,256 rights to purchase common stock at the tender offer price of $0.99 per right.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,911.25	Filing Party: GigCapital, Inc.
Form of Registration No.: Schedule TO-I	Date Filed: October 8, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

GigCapital, Inc., a Delaware corporation (the “Company” or “GigCapital” or “we”, “us” or “our”) hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by us with the Securities and Exchange Commission (the “SEC”) on October 8, 2019, as amended and supplemented by Amendment No. 1 and Amendment No. 2 to Schedule TO as filed with the SEC on October 17, 2019 and Amendment No. 3 as filed with the SEC on October 18, 2019. The Schedule TO relates to the Company’s offer to purchase for cash up to 14,873,256 of its rights, each to receive one-tenth of one share of the Company’s Common Stock (the “Rights”), at a price of $0.99 per Right, net to the seller in cash, less any applicable withholding taxes and without interest for an aggregate purchase price of up to $14,724,523.44. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, constitute the offer (“Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 4, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only those items reported in this Amendment No. 4 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged.

This Amendment No. 4 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information.

On October 28, 2019, the Company filed Amendment No. 3 to its Preliminary Proxy Statement (“Amendment No. 3”) pursuant to Section 14(a) of the Exchange Act. As Amendment No. 1 to the Preliminary Proxy Statement as filed September 24, 2019 was previously included as Annex A to the Offer to Purchase, which was previously supplemented by Amendment No. 2 to the Preliminary Proxy Statement as filed on October 17, 2019, and so as to further update and supplement the Offer to Purchase with Amendment No. 3 which is hereby incorporated by reference, the information under the caption “Additional Information” is hereby amended to include a reference to the aforementioned Amendment No. 3.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated October 8, 2019.

(a)(1)(B)*	Letter of Transmittal to Tender Rights.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)I*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)*	Press Release dated October 8, 2019.

(a)(5)(ii)*	Summary Advertisement, dated October 8, 2019.

(a)(5)(iii)*	Investor Presentation, dated October 2019. (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K as filed with the SEC on October 18, 2019.)

(d)(1)	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(2)	Stock Purchase Agreement, dated as of February 22, 2019 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K as filed with the SEC on February 26, 2019).

(d)(3)	Amendment No. 1 to Stock Purchase Agreement, dated as of September 24, 2019. (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K as filed with the SEC on September 24, 2019).

(d)(4)	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(5)	Right Agreement between Continental Stock Transfer & Trust Company and the Company (Incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(6)	Insider Letter Agreement among the Company and the Founders (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(7)	Insider Letter Agreement among the Company and its executive officers, directors and director nominees (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

Exhibit Number	Description

(d)(8)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Sponsor (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(9)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Cowen Investments LLC (Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(10)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Irwin Silverberg (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(11)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Jeffrey Bernstein (Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(12)	Omnibus Amendment to Founder Shares Subscription Agreements, dated November 14, 2017, between the Company and the Founders (Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(13)	Omnibus Amendment to Founder Shares Subscription Agreements, dated December 7, 2017, between the Company and the Founders (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(14)	Form of Insider Shares Grant Agreement between the Company and Barrett Daniels (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(15)	Form of Insider Shares Grant Agreement between the Company and each of John Mikulsky, Peter S. Wang and Jack Porter (Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(16)	Form of Unit Purchase Agreement between the Company and Sponsor (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(17)	Form of Unit Purchase Agreement between the Company and Cowen Investments LLC (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(18)	Form of Unit Purchase Agreement between the Company and each of Irwin Silverberg and Jeffrey Bernstein (Incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(19)	Registration Rights Agreement between the Company the Founders, and each of the Company’s executive officers, directors and director nominees (Incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(20)	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(21)	Strategic Services Agreement and Confidential Information and Invention Assignment Agreement, each dated October 10, 2017, by and between the Company and Barrett Daniels (Incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(22)	Promissory Note issued in favor of Sponsor, dated October 11, 2017 (Incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(23)	Administrative Services Agreement between the Company and Sponsor, dated as of October 11, 2017 (Incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(24)	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (Incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(25)	Strategic Services Agreement and Confidential Information and Invention Assignment Agreement, each dated June 11, 2018, by and between the Company and Tara McDonough (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K as filed with the SEC on June 11, 2018).

Exhibit Number	Description

(d)(26)	Strategic Services Agreement, dated August 6, 2019, by and between the Company and Walter Bradford Weightman (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on August 8, 2019).

(d)(27)	Forward Share Purchase Agreement, dated September 27, 2019, by and among the Company, Greenhaven Road Capital Fund 1, LP, and Greenhaven Road Capital Fund 2, LP (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on September 27, 2019).

(d)(28)	Forward Share Purchase Agreement, dated October 1, 2019, by and between the Company and Kepos Alpha Fund L.P. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on October 2, 2019).

(d)(29)	Amendment to Forward Share Purchase Agreement, dated October 2, 2019, by and between the Company and Kepos Alpha Fund L.P. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on October 3, 2019).

(g)(1)	Preliminary Proxy Statement of GigCapital, Inc. (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by GigCapital, Inc. on July 31, 2019, as amended on September 24, 2019).

(g)(2)	Amendment No. 2 to the Preliminary Proxy Statement of GigCapital, Inc. (incorporated by reference to Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed by GigCapital, Inc. on October 17, 2019).

(g)(3)	Amendment No. 3 to the Preliminary Proxy Statement of GigCapital, Inc. (incorporated by reference to Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A filed by GigCapital, Inc. on October 28, 2019).

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

GIGCAPITAL, INC.

/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Chief Executive Officer, President and Executive Chairman of the GigCapital, Inc. Board

Date: October 28, 2019